Exhibit 12.1

Hospitality Properties Trust

Computation of Ratio of Earnings to Fixed Charged

(in thousands, except ratio amounts)

	Three Months Ended March 31,				Year Ended December 31,
	2004		2003		2003		2002		2001		2000		1999

Net Income	$29,542		$32,602		$238,213		$142,202		$131,956		$126,271		$111,929
Fixed Charges	12,839		10,669		44,536		42,424		41,312		37,682		37,352
Adjusted Earnings	$42,381		$43,271		$282,749		$184,626		$173,268		$163,953		$149,281

Fixed Charges:
Interest on indebtedness and amortization of deferred finance costs	$12,839		$10,669		$44,536		$42,424		$41,312		$37,682		$37,352

Total Fixed Charges	$12,839		$10,669		$44,536		$42,424		$41,312		$37,682		$37,352

Ratio of Earnings to Fixed Charges	3.30	x	4.06	x	6.35	x	4.35	x	4.19	x	4.35	x	4.00	x

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